

Mail Stop 3030

May 27, 2016

Via E-mail
Benjamin Tseng
Chief Financial Officer
AU Optronics Corp.
1 Li-Hsin Road 2, Hsinchu Science Park
Hsinchu, Taiwan, Republic of China

> **Re:** **AU Optronics Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 21, 2016**
> **File No. 001-31335**

Dear Mr. Tseng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Consolidated Results of Operations for the Years Ended December 31, 2015 and 2014

Income Tax Expense, page 49

1. We note from your income tax rate reconciliation on page F-74 that the lower consolidated effective income tax rate in fiscal 2015 was primarily due to the effect of different subsidiary income tax rates. Further, we note that the effect was significantly higher in fiscal 2015 when compared with the prior fiscal years presented. Please address the following:

- Describe to us the circumstances or events relating to your subsidiaries that gave rise to the 41.13% reduction to your ROC statutory income tax rate in 2015.

- In future filings expand your discussions in this section of MD&A to explain all similar changes, to clearly identify the tax jurisdictions where these subsidiaries are based, and to disclose whether these circumstances or events are reasonably likely to impact your effective tax rate in future periods. To the extent possible, quantify the impact and indicate the periods that are likely to be impacted. Refer to Item 5.A of Form 20-F.

Item 18. Financial Statements

Note 13. Property, Plant, and Equipment, page F-47

2.   We note that your net book value is in excess of your market capitalization as of December 31, 2015 and that your most significant assets are property, plant, and equipment. Please describe for us the analysis you performed in 2015 to review these assets for impairment under IAS 36.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery